EXHIBIT 10-6


THE CLOROX COMPANY

1996 STOCK INCENTIVE PLAN

PERFORMANCE UNIT AWARD AGREEMENT


SUMMARY OF PERFORMANCE UNIT AWARD

The Clorox Company (the "Company") grants to the Grantee named below, in accordance with the terms of The Clorox Company 1996 Stock Incentive Plan (the "Plan") and this Agreement, the number of Performance Units (the "Units") on the terms set forth below:


GRANTEE:

TOTAL NUMBER OF
UNITS AWARDED:
DATE OF AWARD:
SERIES NUMBER:


VESTING: Pursuant to Vesting Schedule Below

TERMS OF AGREEMENT

1. Payable only in stock. Units will be settled only in the Company's Common Stock (the "Stock") on a one share for one Unit basis, rounded up or down to the nearest whole share, and not in cash. At the time of settlement, Grantee will recognize taxable income equal to the fair market value of the shares of Stock received. Grantee may meet any withholding tax obligations by using a Stock Withholding Arrangement. No Stock will be issued to the Grantee or other person pursuant to the settlement of the Units until the Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of foreign, federal, state, and local income and employment tax withholding obligations. Settlement shall occur on a date chosen by the Administrator, which date shall be within sixty (60) days after the vesting date or any deferred settlement date established pursuant to Section 6 below, whichever is later, unless settlement is further deferred pursuant to Section 7 below.

2. Corporate Transactions/Changes of Control/Subsidiary Dispositions. The Units shall be subject to the provisions of Section 10 of the Plan relating to their vesting or termination in the event of a Corporate Transaction, Change of Control or Subsidiary Disposition.

3. Vesting Schedule.

      a. <u>Determination of Vested Amount.</u> If the Total Stockholder Return determined in the manner described in paragraph b. below (the "TSR") of the Stock, comparing the month of [month and year in which the award is made, or "X"] with the month of [month of third anniversary of month of grant, or "Y"], equals or exceeds the percentile set forth in the table below of the TSR of the common stock of the peer group of companies used by the Company for financial analysis purposes (the "Peer Group") for the same months, the percentage of Units set forth in the table below next to the highest percentile equaled or exceeded shall vest on [last day of Y]:

TSR Equals or Exceeds	Percentage of Award Vested
75th percentile	125%
50th percentile	100%
45th percentile	75%
40th percentile	50%

Below 40th percentile	0%

All Units not vested on [last day of Y] will be forfeited.

b. <u>Determination of TSR</u>. The TSR for each stock shall be calculated by (1) subtracting the average of the closing prices or, for days on which no trading occurred, the last bid prices for each business day during a specified calendar month on the stock's principal exchange or national over-the-counter market quotation system (the "Average Closing Price") from the sum of (a) the Average Closing Price of that stock for a subsequent specified calendar month (adjusted for splits, recapitalizations or similar events) and (b) all dividends paid between the first day of the first specified month and the last day of the second specified calendar month and (2) dividing the result obtained in step (1) by the Average Closing Price for the first specified calendar month. The Administrator shall have sole discretion to make changes in the Peer Group and to determine the manner in which such changes are incorporated into the TSR calculation. The Administrator shall have sole discretion to determine whether the TSR goals established in paragraph a. above have been achieved and whether the Units have vested. The Administrator's determinations pursuant to the exercise of discretion with respect to all matters described in this paragraph shall be final and binding on all parties to this Agreement.

4. Dividends. Cash payments per Unit equal to per share dividends on the Stock will be paid to Grantee on dividend payment dates until the latest to occur of the following: (i) the settlement of the Units or (ii) the forfeiture of unvested Units on [last day of Y].

5. Death, Disability, or Termination Under Certain Circumstances:. In the event of (a) termination of Grantee's Continuous Service (the date of such event being hereinafter referred to as the "Termination Date"), if Grantee has 20 years of service or is age 55 or older with 10 or more years of service on the Termination Date, or (b) Grantee's death or Disability before the Units vest on [last day of Y], if at all, as described above, Grantee will be entitled to a pro-rata portion of the Units determined by (i) multiplying the number of Units awarded to Grantee as indicated above by a fraction, the numerator of which is the number of months beginning with [month immediately following X] and ending with the month which immediately precedes Grantee's death, Disability, or Termination Date, and the denominator of which is 36 and (ii) multiplying the result by the Percentage of Award Vested pursuant to the table. For example, if Grantee retires on [the first day of the 10th month following X] and 75% of the Units vest on [Y], Grantee would be entitled to 9/36ths of 75% of the Award.

6. Election to Defer Settlement. On or before [the last day of the month of the second anniversary of X], Grantee may elect to defer the settlement of the Units from the date they would vest until a date at least two years following the date on which the Units vest, or until Grantee's later termination of Continuous Service. If Grantee makes such an election, it will become irrevocable on [the first day of the month following the second anniversary of X]. If Grantee makes such an election, Grantee will continue to receive payments in lieu of dividends on Stock on any Units until the settlement date. If Grantee makes such an election, but a transaction occurs that subjects Grantee's Units to Section 2 prior to the settlement date, Grantee's deferral election will terminate and Grantee's Units will be settled as of the date of that transaction. The Company may terminate any deferral hereunder if a change in law requires such termination or if a change in law, in the opinion of the Company's counsel, makes continued deferral disadvantageous to the Company.

7. The Company's Right to Defer Settlement. No settlement of vested Units upon termination of Grantee's Continuous Service shall be permitted prior to the ninetieth day of the Company's fiscal year following the date of Grantee's termination of Continuous Service to the extent that the Company determines that an earlier settlement would result in the payment of compensation which would not be deductible by the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended. If settlement of Units is deferred by reason of this Section, any reduction in the value of the Stock from the day the Units would otherwise have been settled (the "Original Settlement Day"), based on the average between the high and low price of the Stock on the New York Stock Exchange (the "Daily Average Price") on the Original Settlement Day or, if the Stock is not traded on that day, on the next trading day to the day the Units are actually settled, will be paid to Grantee in the form of additional shares of the Stock based on the Daily Average Price of the Stock on the day of the actual settlement, or if the Stock is not traded on that day, on the next trading day.

8. Accelerated Settlement of Units in Case of an Unforeseeable Emergency. The Administrator may, upon written application, agree to an accelerated settlement of some or all of Grantee's vested Units upon the showing of severe financial hardship to Grantee resulting from (a) the sudden and unexpected illness or accident of

Grantee's dependent; (b) loss of Grantee's property due to casualty; or (c) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond Grantee's control. Acceleration will not be granted if the hardship may be relieved (i) through reimbursement or compensation by insurance or otherwise; or (ii) by liquidation of Grantee's assets, to the extent such liquidation will not itself cause severe financial hardship.

9. Adjustment of Units. In the event of any change in the outstanding shares of the Stock, by reason of a stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the number of Units shall be adjusted appropriately by the Administrator, whose determination shall be conclusive.

10. No Funding. A Unit constitutes a mere promise by the Company to make settlements or payments in the future in accordance with the terms of this Agreement and the Plan. Grantees and beneficiaries have the status of general unsecured creditors of the Company. Any cash payments will be paid from the general assets of the Company and nothing in this Agreement or the Plan will be construed to give any Grantee or any other person rights to any specific assets of the Company. In all events, it is the intention of the Company and all Grantees that the Units be treated as unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act.

11. Non-Transferability of Units. Unless otherwise determined by the Administrator, the Units may not be transferred in any manner otherwise than by will or by the laws of descent or distribution.

12. Entire Agreement. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire Agreement of the parties with respect to this Performance Unit Award and may not be modified adversely to the Grantee's interest except by means of a writing signed by the Company and the Grantee.

13. Headings. The captions used in this Agreement are inserted for convenience and shall not be deemed a part of this Agreement for construction or interpretation.

14. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Grantee or by the Company forthwith to the Administrator, which shall review such dispute at its next regular meeting. The resolution of such dispute by the Administrator shall be final and binding on all persons.

15. Governing Law. This Agreement is governed by California law.

16. Definition of Terms. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.


THE CLOROX COMPANY


By: _____

Its: CEO and President

GRANTEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE UNITS PURSUANT TO THIS AGREEMENT IS EARNED ONLY BY CONTINUING EMPLOYMENT AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OR ACQUIRING UNITS HEREUNDER) AND BY ACHIEVEMENT OF THE PERFORMANCE CRITERIA. GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE PLAN SHALL CONFER UPON GRANTEE ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH GRANTEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE GRANTEE'S EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

Grantee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Agreement subject to all of the terms and provisions thereof. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Agreement. Grantee further agrees to notify the Company upon any change in the residence address indicated below.

Dated: _____   Signed: _____

                                                                    Grantee

Residence Address:

_____

_____